April 7, 2016

Ms. Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:	Surrey Bancorp
Schedule 13E-3 filed March 17, 2016 SEC File No. 5-79800
Schedule 14A filed March 17, 2016 SEC File No. 0-50313

Dear Ms. Chalk:

On behalf of Surrey Bancorp (the “Company”), I am submitting a revised Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A for your review.

The revised documents are filed in response to your comment letter dated March 31, 2016. To aid in your review, I have repeated the staff’s comments followed by the Company’s responses and, where applicable, have indicated where the revised documents have been revised in response to the comments.

Proxy Statement

Special Factors, page 19

Background of the Reclassification, page 21

1.	Expand this section to disclose how the Board chose 300 shares as the cut off for participation in this going-private transaction, and how it set the per share price of $12.75 per share for those eligible shareholders who will be cashed out.

Ms. Christian Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
April 7, 2016

Response:                          Please see the additional narrative on pages 24 and 25.

Our Position as to the Fairness of the Reclassification – Substantive Fairness, page 27

2.	Expand to discuss how the Board considered historic trading prices for the Common Stock, or to explain why it did not do so. See Instruction 2 to Item 1014 of Regulation M-A. We note the reference to the last known trading price of $10.85 per share, but were other prices considered? Why or why not? If so, how do they compare to the $12.75 being offered in the going-private transaction?

Response:                          Please see the additional narrative on page 30.

3.	See our last comment above. To the extent that the Board adopted the analysis and conclusions of for example, its fairness advisor, it must expressly adopt such analysis and conclusions in the proxy statement. Please revise, where applicable.

Response:                          Please see the additional narrative on page 28.

4.	Expand the disclosure in the second bullet point in this section on page 27 to explain how the Board considered the illiquidity of the Common Stock in assessing the ability of shareholders who would like to increase their holding above 300 in order not to be cashed out or converted to Class A common stock in the going-private transaction. As a practical matter, how feasible will this be given the very low liquidity of the shares and the fact that they do not trade on any exchange?

Response:                          The Board considered it a positive factor that the Reclassification be structured so as to permit shareholders to acquire sufficient shares or consolidate shares of Common Stock held in different names or separately with other family members so that they hold at least 300 shares of Common Stock in their own names immediately prior to the Reclassification. The Board also acknowledged that the significance of this factor is limited by virtue of the fact that it may be difficult to acquire a sufficient number of shares because of the very low liquidity of the shares and the fact that they are not listed or quoted on any exchange. Please see the second bullet point in this section and the additional narrative on page 29.

Ms. Christian Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
April 7, 2016

5.	Explain the fourth bullet point on page 28. What North Carolina anti-takeover measures would no longer be applicable after the proposed going private transaction? What would they have provided and when would they have applied, but for the going-private transaction? How did the Board consider this factor in assessing fairness?

Response:                          Please see the additional narrative on page 29 indicating why the Board considered this to be a positive factor as it considered fairness. Please also see the narrative on page 45, below the heading “Effect on Statutory Anti-Takeover Protections,” repeated below.

Effect on Statutory Anti-Takeover Protections

The Reclassification will affect the applicability of certain statutory protections under North Carolina law afforded to corporations which have shares registered with the SEC. In particular, certain provisions of the North Carolina Business Corporation Act, will no longer apply since we will not have any class of securities registered with the SEC following the reclassification transaction.

North Carolina Shareholder Protection Act. The North Carolina Shareholder Protection Act generally requires that, unless certain “fair price” and procedural requirements are satisfied, an affirmative vote of 95% of a public corporation’s voting shares is required to approve certain business combination transactions with another entity that is the beneficial owner, directly or indirectly, of more than 20% of the corporation’s voting shares or which is an affiliate of the corporation and previously has been a 20% beneficial holder of such shares. The requirements of the Act will not apply following the reclassification transaction.

Control Share Acquisition Act. The North Carolina Control Share Acquisition Act generally provides that, except as provided below, “Control Shares” will not have any voting rights. Control Shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third, or a majority of all voting power in the election of the corporation’s directors. However, voting rights will be restored to Control Shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock (other than shares held by the owner of the Control Shares, officers of the corporation, and directors of the corporation). If voting rights are granted to Control Shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at their fair value. The requirements of the Act will not apply following the reclassification transaction.

Ms. Christian Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
April 7, 2016

6.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant in assessing the fairness of a going-private transaction. To the extent that some factors were not considered, or were considered but given little weight in the context of this transaction, this may itself be important disclosure for shareholders. Expand this section to discuss whether and how the Board considered each of the Instruction 2 factors (including historical stock prices – see our comment above) or why it did not consider any factors here or gave a factor little weight.

Response:                          Please see the additional narrative on pages 30 and 33.

Discounted Cash Flow/Going Concern Analysis, page 39

7.	We note the disclosure that management of the Company provided earnings (and possibly other) projections to Equity Research Services which were used in its fairness analysis. These projections must be included in the disclosure document so that shareholders can fully evaluate the fairness analysis itself. Please revise to disclose.

Response:                          The Company’s management provided Equity Research Services with projected statements of income for 2016, 2017 and 2018. Equity Research Services considered the projected net income for 2016, 2017 and 2018 in conducting the discounted cash flow analysis. Equity Research Services did not otherwise consider or use the projected statements of income in its fairness analysis. Please see the additional narrative on page 41, which includes the earnings projections provided by the Company and used by Equity Research Services.

8.	See our last comment above. Where the projections are disclosed in the revised proxy statement, please include disclosure of the assumptions underlying the projections, as well as the limitations that would cause them not to be realized.

Response:                          Please see the additional narrative on page 41.

Ms. Christian Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
April 7, 2016

General

9.	More prominently disclose in the proxy statement how shareholders can elect to receive cash or Class A common stock in the going private transaction, including the timing of the election. Highlight the default option for shareholders who don’t make an election. Consider briefly noting on the form of proxy as well.

Response:                          Please see the additional narrative on pages 12 and 44, which also highlights the default option for shareholders who don’t make an election. Please also note the notification provided on the form of proxy.

10.	If material, disclose the effect of the going-private transaction on affiliates of the Company, including officers and directors. Although they are not filers on the Schedule 13E-3, if the effect of the transaction will be to materially increase their ownership in the Company, this should be disclosed.

Response:                          Please see the disclosure on pages 18, 48 and 52. As a group, the percentage beneficial ownership of Common Stock (including exercisable stock options and shares of Preferred Stock which are convertible into shares of Common Stock) of all directors and executive officers would increase 1.0% from approximately 33.7% to approximately 34.7% after the Reclassification. This increase is not considered to be material.

On behalf of the Company, I acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. I also acknowledge that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any actions with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this submission, please contact me at 336-271-3192.

Sincerely,

/s/ Iain MacSween
Iain MacSween

/fhs